Exhibit 21

Subsidiaries and Jurisdictions

	State or Other	Date of
	Jurisdiction of	Incorporation,	Ownership
	Incorporation	Organization	(Direct or
Subsidiary	or Organization	or Acquisition	Indirect)
1.Global Gold Mining, LLC	Delaware	2003	100%
2.Global Gold Hankavan LLC	Armenia	2003	100%
3.Mego-Gold LLC	Armenia	2005	100%
4.Getik Mining Company LLC	Armenia	2006	100%
5.Marjan Mining Company	Armenia	2010	100%
6.Global Gold Uranium LLC	Delaware	2007	100%
7.Global Gold Armenia, LLC	Delaware	2003	100%
8.Global Gold Consolidated Resources Limited	Jersey	2011	51%
9.GGCR Mining, LLC	Delaware	2011	51%